

Mail Stop 4561

October 26, 2016

Paul N. Saleh
Executive Vice President and Chief Financial Officer
Computer Sciences Corporation
1775 Tysons Blvd.
Tysons, Virginia 22102

Re: Computer Sciences Corporation
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed June 15, 2016
File No. 001-04850

Dear Mr. Saleh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services